                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 13G/A
                        Information Statement pursuant to
                              RULE 13D-1 AND 13D-2

                           --------------------------

                               HEALTHTRONICS, INC.
                               -------------------

                                (Name of Issuer)
                           COMMON STOCK, NO PAR VALUE
                           --------------------------

                         (Title of Class of Securities)
                                   42222L-10-7
                                   -----------

                                 (CUSIP Number)

                           --------------------------

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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                               (Page 2 of 6 Pages)

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON

                  House Group

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America

5.       SOLE VOTING POWER

                  NUMBER OF
                  SHARES
                  BENEFICIALLY
                  OWNED BY
                          -------------------------------

                  EACH
                  REPORTING
                  PERSON WITH
                             ----------------------------

6.       SHARED VOTING POWER

                  1,126,300 shares

7.       SOLE DISPOSITIVE POWER

8.       SHARED DISPOSITIVE POWER

                  1,126,300 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,126,300 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                             [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  10.3%

12.      TYPE OF REPORTING PERSON

                  OO


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                               (Page 3 of 6 Pages)

ITEM 1 (A). NAME OF ISSUER

                  HealthTronics, Inc.

ITEM 1 (B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1841 West Oak Parkway, Suite A
                  Marietta, GA 30062

ITEM 2 (A). NAME OF PERSON FILING.

                  The reporting person is House Group.

ITEM 2 (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

                  The principal business address of House Group is:

                  6750 N. MacArthur Blvd., Suite 209 Irving, TX 75039

ITEM 2 (C). CITIZENSHIP.

                  United States of America.

ITEM 2 (D). TITLE OF CLASS OF SECURITIES.

                  Common stock, no par value per share.

ITEM 2 (E). CUSIP NUMBER.

                  42222L-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-A (B) OR A3D-2 (B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable. This statement is filed pursuant to Rule 13d-1
                  (d).

ITEM 4. OWNERSHIP.

                  (a) Amount beneficially owned by reporting person as of December 31, 2000:

                           1,126,300 shares

                  (b)      Percent of Class:

                           10.3%


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                               (Page 4 of 6 Pages)

                  (c) Number of shares as to which such person has (see notes):

                           (i)      Sole power to direct the vote:

                                      0 shares

                           (ii)     Shared power to vote or to direct the vote:

                                      1,126,300 shares

                           (iii)    Sole power to dispose or direct the
                                    disposition of:

                                      0 shares

                           (iv) Shared power to dispose or direct the disposition of:

                                      1,126,300 shares

NOTES:

                  Not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.


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                               (Page 5 of 6 Pages)

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  John House, MD
                  Steve House
                  H. Patterson Hezmall, MD
                  David Ellis, MD
                  Paul Thompson, MD

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

                  See Amendment.

ITEM 10. CERTIFICATION.

                  Not applicable.


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                               (Page 6 of 6 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 2/2/2001             /s/ John House, M.D.
                           -----------------------------------------------
                           John House, M.D.

                           /s/ Steve House
                           -----------------------------------------------
                           Steve House

                           /s/ H. Patterson Hezmall, M.D.
                           -----------------------------------------------
                           H. Patterson Hezmall, M.D.

                           /s/ David Ellis, M.D.
                           -----------------------------------------------
                           David Ellis, M.D.

                           /s/ Paul Thompson, M.D.
                           -----------------------------------------------
                           Paul Thompson, M.D.

                            SCHEDULE 13G (AMENDMENT)

                  This Amendment No. 1 to Schedule 13G is filed on behalf of House Group, John House, M.D., Steve House, H. Patterson Hezmall, M.D., David Ellis, M.D. and Paul Thompson, M.D., and amends and supplements the Schedule 13G filed on February 14, 2000, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 1 is being filed to reflect the dissolution of the group of shareholders referred to as the House Group, which included John House, M.D., Steve House, H. Patterson Hezmall, M.D., David Ellis, M.D. and Paul Thompson, M.D. on January 1, 2001. Accordingly, notice of dissolution of the group is hereby furnished as an exhibit and all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

                  The Schedule 13G is hereby amended as follows:

                           ITEM 9: NOTICE OF DISSOLUTION OF GROUP

                           This Amendment No. 1 is being
                           filed to reflect the dissolution
                           of the group of shareholders
                           referred to as the HMT Group,
                           which included John House, M.D.,
                           Steve House, H. Patterson
                           Hezmall, M.D., David Ellis, M.D.
                           and Paul Thompson, M.D., on
                           January 1, 2001. Accordingly,
                           notice of dissolution of the
                           group is hereby furnished as an
                           exhibit and all further filings
                           with respect to transactions in
                           the security reported on will be
                           filed, if required, by members of
                           the group, in their individual
                           capacity.